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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421


VIA FACSIMILE                            October 16, 2001


Michael Carper, Esq.
Allied Riser Communications, Inc.
1700 Pacific Avenue
Suite 400
Dallas, TX  75201

Re: Allied Riser Holders

Dear Michael:

         As you know, we represent holders (the "Holders") of more than 75% of the outstanding principal amount of the 7.5% Convertible Subordinated Notes due 2007 (the "Notes") of Allied Riser Communications Corporation (the "Company"). The discussions that you and your financial advisor, Houlihan Lokey Howard & Zukin Company ("HLHZ") held with us and our clients regarding the possible repurchase of the Notes were in order, and our subsequent discussions with HLHZ (which you had invited), suggested that we were all very close to an agreement. Your unilateral termination of those discussions and apparent pursuit of a merger with no regard to the financial interests of the Noteholders indicate that the Company is not acting in good faith.

         The Company is insolvent and is dissipating its remaining assets at an alarming rate. The individual members of its Board of Directors owe both good faith and fiduciary duties to the Noteholders. The Company's recent actions do not appear to be consistent with those duties.

         It has now been almost seven weeks since the Company announced its proposed merger with Cogent Communications Group, Inc. ("Cogent"), and despite the numerous assurances from you and HLHZ that an S-4 would be filed "shortly", we still have not received any details regarding the proposed merger.

         As we have previously discussed, it is imperative that the Company take prompt action to repurchase or restructure the Notes as it is continuing to dissipate its cash without producing
revenues.   In addition, any proposed merger must be undertaken



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with due regard to the rights and considerations of the
Noteholders who, as you know, are the primary creditors of a largely insolvent company. Finally, any action of the Board of Directors that may involve a significant corporate action, such as a merger, must not breach the Company's implied warranty of good faith and fair dealing contained in the Indenture for the Notes or their fiduciary responsibilities to the Noteholders.

         We hereby reserve all rights and remedies on behalf of the Holders.

                                     Sincerely,


                                     /s/ Jeffrey D. Silverstein
                                     ---------------------------
                                     Jeffrey D. Silverstein

cc: Mr. Gerald K. Dinsmore
    Mr. Don Lynch
    Mr. R. David Spreng
    Mr. Blair P. Whitaker
    (Via Certified Mail/RRR)

    Mr. Amit Patel
    (Via Fax)



























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